UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Colony Bankcorp, Inc.

(Name of Issuer)

Common Stock

(Titles of Class of Securities)

19623P101

(CUSIP Number)

February 10, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19623P101	13G	Page 2 of 9

1	NAME OF REPORTING PERSON Fourthstone LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 488,603
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 488,603
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,603
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.14% (1)
12	TYPE OF REPORTING PERSON IA

(1) Based on 9,498,783 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 31, 2019, based on the Issuer’s Form 8-K (Exhibit Number 99.1) filed with the Securities and Exchange Commission (“Commission”) on January 17, 2020. Fourthstone LLC acquired the Issuer’s shares in the ordinary course of business as a registered investment adviser and not with the purpose nor with the effect of influencing the control of the Issuer.

CUSIP No. 19623P101	13G	Page 3 of 9

1	NAME OF REPORTING PERSON Fourthstone Master Opportunity Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 375,429
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 375,429
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,429
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.95% (2)
12	TYPE OF REPORTING PERSON OO

(2)  Based on 9,498,783 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 31, 2019, based on the Issuer’s Form 8-K (Exhibit Number 99.1) filed with the Securities and Exchange Commission (“Commission”) on January 17, 2020.

CUSIP No. 19623P101	13G	Page 4 of 9

1	NAME OF REPORTING PERSON Fourthstone GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 97,311
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 97,311
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,311
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.02% (3)
12	TYPE OF REPORTING PERSON OO

(3)  Based on 9,498,783 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 31, 2019, based on the Issuer’s Form 8-K (Exhibit Number 99.1) filed with the Securities and Exchange Commission (“Commission”) on January 17, 2020. Fourthstone GP LLC is the general partner of and may be deemed to beneficially own securities owned by, Fourthstone QP Opportunity Fund LP.

CUSIP No. 19623P101	13G	Page 5 of 9

1	NAME OF REPORTING PERSON Fourthstone QP Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 97,311
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 97,311
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,311
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.02%
12	TYPE OF REPORTING PERSON PN

(4)  Based on 9,498,783 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 31, 2019, based on the Issuer’s Form 8-K (Exhibit Number 99.1) filed with the Securities and Exchange Commission (“Commission”) on January 17, 2020.

CUSIP No. 19623P101	13G	Page 6 of 9

Item 1(a).	Name of Issuer:

Colony Bankcorp, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

115 South Grant Street,

Fitzgerald, GA 31750

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by Fourthstone LLC, a Missouri Limited Liability Company and Investment Adviser (“Fourthstone”). The persons reporting information on this Schedule 13G include, in addition to Fourthstone, a company incorporated in the Cayman Islands (“Fourthstone Master Opportunity Fund”), a Delaware Limited Partnership (“Fourthstone QP Opportunity”), a Missouri Limited Liability Company (“Fourthstone GP,” General Partner of Fourthstone QP Opportunity), (each, a “Reporting Person” and, together, the “Reporting Persons”).

Fourthstone directly holds 488,603 shares of Common Stock on behalf of its advisory clients. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

The registered office of Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd., Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP is 13476 Clayton Road, St Louis, MO 63131.

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, $0.01 par value per share

CUSIP No. 19623P101	13G	Page 7 of 9

Item 2(e).	CUSIP Number:

19623P101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership

(a)	Amount Beneficially Owned: See responses to Item 9 on each cover page.

(b)	Percent of Class: See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

CUSIP No. 19623P101	13G	Page 8 of 9

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 19623P101	13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Fourthstone LLC

By:	/s/ Amy Stone
Name:	Amy M. Stone
Title:	President

Fourthstone Master Opportunity Fund Ltd
By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	President

Fourthstone QP Opportunity Fund LP
By:	Fourthstone GP LLC, its General Partner

By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	President